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                           February 7, 2024

       Jay J. Jackson
       Chief Executive Officer
       Abacus Life, Inc.
       2101 Park Center Drive, Suite 170
       Orlando, FL 32835

                                                        Re: Abacus Life, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 31,
2024
                                                            File No. 333-276795

       Dear Jay J. Jackson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance